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FINAL TRANSCRIPT

Conference Call Transcript

SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Event Date/Time: Dec 05, 2011 / 02:00PM GMT

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FINAL TRANSCRIPT

Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

CORPORATE PARTICIPANTS

Stefan Gruber

SAP AG - VP IR

Bill McDermott

SAP AG - Co-CEO

Jim Hagemann Snabe

SAP AG - Co-CEO

Vishal Sikka

SAP AG - Board Member, CTO

Werner Brandt

SAP AG - CFO

Lars Dalgaard

SuccessFactors - CEO

CONFERENCE CALL PARTICIPANTS

Gunnar Plagge

Citibank - Analyst

Phil Winslow

Credit Suisse - Analyst

Joseph Bose

BNP Paribas/Exane - Analyst

Bill Kutik

HR Executive Magazine - Analyst

Neil Steer

Redburn Partners - Analyst

Karl Keirstead

BMO Capital Markets - Analyst

PRESENTATION

Operator

Good morning and good afternoon ladies and gentlemen. Welcome to today’s SAP conference call.

Following the opening comments, an interactive Q&A session will be available.

I’d now like to hand the call over to Stefan Gruber, Head of Investor Relations. Please go ahead sir.

Stefan Gruber - SAP AG - VP IR

Good afternoon, or good morning. This is Stefan Gruber, Head of Investor Relations SAP AG. Thank you for joining us to discuss our announcement of SAP’s acquisition of SuccessFactors. I’m joined by SAP Co-CEOs Bill McDermott and Jim Hagemann Snabe, the SAP CFO Werner Brandt, and SAP Executive Board Member Vishal Sikka.

Before we begin the call, I will read a few preliminary legal notices. The tender offer for shares of SuccessFactors described in this conference call and the press release has not yet commenced. The press release we issued on Saturday is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer commences, SAP will file a tender offer statement, including an offer to purchase letter of transmittal and related tender offer documents with the US Securities and Exchange Commission, the SEC, and SuccessFactors will file with the SEC a solicitation recommendation statement with respect to the offer.

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Stockholders of SuccessFactors are strongly advised to read the tender offer statement and the related solicitation recommendation statement, because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. The tender offer statement and certain other offer documents, as well as a solicitation recommendation statement, will be made available to all stockholders of SuccessFactors at no expense to them. These documents will be available at no charge on the SEC’s website.

This call may include forward-looking statements that involve risks and uncertainties considering the Party’s ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of SuccessFactors, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in the release and in this call due to a number of risks and uncertainties detailed in documents filed or furnished by SuccessFactors and SAP with the SEC, including those discussed in SuccessFactors’ quarterly report on Form 10-Q for the quarter ended September 30, 2011, and SAP’s annual report on Form 20-F, as well as the press release issued today, each of which is on file with the SEC and available at the SEC’s website. Neither SAP nor SuccessFactors is obligated to update these forward-looking statements to reflect events or circumstances after today’s call.

Before turning it over to our speakers, let me say that we will be keeping the conference call to about 30 minutes. Also, I would like to ask you to limit your questions to the acquisition announcement we made on Saturday.

Let me now turn over the call to Bill McDermott.

Bill McDermott - SAP AG - Co-CEO

Thank you very much Stefan. Thanks, everybody, for joining us on today’s call. We are really pleased to announce a bold step forward in achieving our cloud aspirations with the intent to acquire SuccessFactors. This is a strategic move for SAP, for SuccessFactors, and for our customers and the entire cloud.

The cloud is a key pillar of SAP’s growth strategy. This move will significantly accelerate the momentum we already have as a provider of cloud applications, platform, and infrastructure. It also allows us to exceed our 2015 target of EUR20 billion while staying completely committed to a 35% operating margin for our shareholders.

With the addition of SuccessFactors to our portfolio, we will gain immediate strength and leadership presence in the fast-growing segment of cloud-based applications for people and talent management. This is a top priority for CEOs globally.

The combination of SuccessFactors and SAP will in fact create a cloud powerhouse. According to Gartner, human capital management products are expected to reach $10 billion by 2015. Talent management alone is expected to reach $4.5 billion, with 75% of the available solutions expected to be cloud-based. In other words, this market is in the early days.

SuccessFactors gives us the number one human capital management solution in the cloud. The Company has grown by more than 50% in the first nine months of the year. Together with SuccessFactors’ widely respected team and its deep experience in building and bringing to market scalable cloud solutions, we see tremendous upside to create new business opportunities. In fact, SuccessFactors already has 15 million subscription users at companies of all sizes. Please keep in mind the largest CRM on-demand company only has 3 million.

SuccessFactors has proven deployments in SAP environments in diverse industries. Take Siemens as an example of the potential. They use the Web-based business software for all of their 420,000 employees.

SuccessFactors has a very loyal customer base, very much like SAP in this regard. It generates 60% of its revenue from existing customers. The loyalty effect is clear. 90% of its growth is organic, proving SuccessFactors’ power to innovate and scale quickly.

SuccessFactors has a broad global footprint. Its solutions are deployed by businesses in more than 60 different industries and in all major markets around the world.

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Our customers only make up 14% of SuccessFactors’ customer base, leaving tremendous potential upside for the more than 500 million employees of SAP’s customers. The combination of SuccessFactors’ strong cloud go-to-market capabilities with our leading enterprise software sales force creates an unbeatable force in the marketplace.

SuccessFactors’ leadership in cloud-based human capital management applications is a credit to its team of cloud professionals. According to analysts, the Company’s annual revenue is expected to approach $400 million in 2012. They not only are succeeding across the globe in delivering innovative technology for the cloud, they truly understand the go-to-market dynamics in the fast-evolving cloud space and are one of the fastest growing cloud companies based on ten years of on-demand expertise.

We in fact are very excited to welcome Lars and his entire team to SAP. They will provide leadership and expertise to accelerate our cloud strategy.

Let me conclude my remarks by stating that the SAP growth strategy is firing on all cylinders. While our growth remains primarily organic, where we can innovate better and faster for our customers through acquisition and where we can take a lead in a category that’s consistent with our strategy, we take action, in this case to become a cloud powerhouse. We are resolute in our commitment to our mutual customers, partners and employees, and we are accelerating our momentum as an amazing growth company.

I’d like to turn it over to my partner, Co-CEO and friend, Jim Hagemann Snabe. Jim?

Jim Hagemann Snabe - SAP AG - Co-CEO

Thank you Bill. Thanks, everyone, for joining.

Saturday the 3rd marked another milestone in SAP’s success story. We always said that we would drive growth through innovation, and we would seek acquisitions to accelerate our pace to the future, not consolidate the past.

Our strategy focuses on innovation in four categories — our core business, the memory computing, the mobile computing, and the cloud. Because of our focus on innovation, we are the leader today in three of these categories.

In the core, first of all, we help companies in 24 industries manage their resources more effectively, and we are accelerating our leadership by delivering new innovations every quarter. Therefore, we extended the maintenance of our flagship business suite to 2020.

In Mobile, we lead because we bring enterprise solutions to users anytime and anywhere in a secure fashion. We delivered 40 mobile applications this year and our partners have grown more than 100 mobile applications on top of SAP using the Sybase unwired platform as their mobile platform of choice.

Within memory computing, our next-generation architecture, it allows companies to analyze big data at high speeds, in fact the speed of thought, and react instantly to unexpected changes. We are least 1.5 years ahead of competition. HANA is revolutionizing the industry because it’s the only pure memory-based infrastructure available.

Our exciting and very powerful cloud innovations combined with SuccessFactors solutions will now also allow us to lead in the cloud, as Bill said. We see that leadership coming from two markets in the cloud. First of all, we believe there is a need for a world-class suite in the cloud. With SAP Business ByDesign, we offer the most modern and complete cloud suite in the market. ByDesign addresses mid-size companies who want to run their entire business in the cloud with no IT installed on premise. We are getting excellent feedback from both customers and analysts on the functionality of Business ByDesign, and we will reach our goal of 1000 customers by the end of the year.

Secondly, we see a market in the cloud for line of business solutions, which is in fact the largest market in today’s cloud world. These solutions focus on targeted functionalities in very specific business users. While companies appreciate the simplicity of these lines of business cloud solutions, they increasingly require integration with their core on-premise applications to get costs down and speed up. They realize that, in a world of hybrid solutions, they will get most value when they integrate on-premise cloud and mobile solutions consistently.

That is where SAP comes in with the acquisition of SuccessFactors. We will be the only company that can offer end-to-end processes integrating world-class line of business cloud offerings with the most respected on-premise solutions available.

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

SuccessFactors also gives us the strength of leadership in the cloud space with their ten years of experience. Their leadership and expertise will complement and accelerate our line of business cloud offerings like sales on-demand, travel and expense management on-demand, and e-sourcing on-demand, which we have completed in the last 12 months.

The addressable market for cloud solution overall is more than $22 billion by 2015. Together with SuccessFactors, we are now in a perfect position to win in this market.

But it’s really not just about products and markets, it’s also a perfect fit when it comes to culture. Therefore, let me reiterate what Bill said. We are excited to welcome Lars and his team to SAP. We will ask Lars to lead our cloud business in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named SuccessFactors and SAP Company. The Chairman of our supervisory board at SAP, Hasso Plattner, recommended that Lars Dalgaard be appointed to the Executive Board of SAP.

With that, let me turn over to my good colleague and friend, Vishal Sikka.

Vishal Sikka - SAP AG - Board Member, CTO

Thank you very much (technical difficulty)

SuccessFactors (inaudible) systematically accelerate our cloud strategy. Our emerging platform and architecture, which has HANA at the core as the full data layer and both [speed] ByDesign based application platforms for core suite applications, and our Java platform as a service for the Edge applications both negatively (inaudible) HANA and mobility, fits perfectly with SuccessFactors.

One area that we are particularly excited about, which Lars told me about when we met, is the amazing analytics that SuccessFactors has. With HANA, we can simply revolutionize this important area in HCM, as well as creating entirely new, unprecedented opportunities for new applications and new user scenarios in the cloud, just as HANA is already doing at our existing customers.

With regard to integration, SuccessFactors already integrates with our core applications at many customers, including major ones like Hilde and Siemens seamlessly. So we are extremely excited about bringing together our companies to not only change the game in cloud computing, but to help drive the future of enterprise computing.

With that I will hand over to Werner.

Werner Brandt - SAP AG - CFO

Thank you.

SAP is buying a strong business. SuccessFactors is the leader in their area of solution. From a revenue perspective, they are growing at rates faster than the key players in their segment.

The transaction is expected to close in the first quarter of 2012, and be slightly dilutive to SAP’s earnings per share in 2012 on a non-IFRS adjusted basis, and accretive thereafter starting in 2013. We expect the combination to deliver synergies through revenue enhancement, driven by significantly increased go-to-market expertise, development capabilities for our cloud portfolio, and the realization of cost efficiency.

With SuccessFactors, we will be able to exceed our 2015 objective of $20 billion in total revenue, what Bill already referred to, while keeping our promise to deliver a 35% non-IFRS operating margin area.

Details of the tender can be found in the press release issued on Saturday, and the complete offer document in accordance with US law will be submitted together with further detail of the offer to the US Securities and Exchange Commission. Following the close of the offer, our primary focus will be to drive merger-related revenue and cost synergy.

Now, we will have comments from Lars.

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Lars Dalgaard - SuccessFactors - CEO

Thank you.

This is an incredibly exciting day for SuccessFactors, for our customers, our partners, and our employees. Over the last ten years, we’ve been one of the largest cloud business application companies in the world and have been one of the fastest-growing companies on the planet.

As Bill, Jim and Werner mentioned, deep domain expertise in building and implementing cloud applications is evidenced by our 16 public quarters of meeting or beating growth expectations. Our (inaudible) creations and platform are used by over 15 million subscribers with some of the largest and smallest companies in the world. We believe that is the most enterprise paying users of any business cloud applications company — any.

But SuccessFactors not only has found a way to operate the cloud for the largest companies, we’ve also have limited more products by customer on average than any cloud company.

Finally, we (inaudible) how to innovate for growth by generating 80% of new sales from products that didn’t exist just five years ago.

[This build to] scale to any size company in the cloud building, selling, and deploying multiple products is the DNA through which we will accelerate SuccessFactors’ core and all of SAP’s very impressive cloud assets from the deep heritage of driving business applications at 176,000 companies worldwide.

I can tell you that the world is ready for enterprise applications in the cloud. People want cloud for all their mobile devices and the Web. We’ve been doing this for ten years, and the cloud revolution is only just hitting the tipping point. Now is the time to take this game to the next level.

With SAP, we can bring the incredible value of Enterprise Cloud applications to all businesses. (inaudible) able to shorten our total roadmap by ten years. We can’t wait to bring all these opportunities to our customers and the rest of the world.

Our customers are using our applications to change how they execute their business. Together with SAP, we can accelerate and deliver new innovations in a way that will be even more game-changing.

I’ve had the opportunity to spend time with senior management from SAP. They share our [cooperation], they have a similar culture of excellence and customer centricity to us and they have a shared vision of how big and [disruptive] this opportunity can be.

We’ve had an incredible ride the past ten years, but we are only getting started and the opportunity’s still just emerging. Our mission is to improve how every company in the world gets worked on and drive people’s love for their work. We just got the biggest turbo boost for that mission. With SAP, we, our employees, and our partner have the opportunity to transform the business software market, deliver the power of the cloud to customers all over the world, and create new innovations that customers and users are going to love.

We are using HANA to make all of our applications faster, are massively expanding our payroll and system of record cloud product while driving workforce (technical difficulty) and many more applications. This is an irresistible opportunity that we can’t wait to help lead aggressively.

It’s been overwhelming how the people I work with have gone from actually being 100% motivated and excited to even more fired up. My favorite executive e-mail (inaudible) with simple three words. Wow, wow, wow.

With that, I’ll turn it back over to Stefan for questions.

Stefan Gruber - SAP AG - VP IR

Thank you very much Lars. I hand it back to the operator to start the Q&A session at this point in time.

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

QUESTION AND ANSWER

Operator

(Operator Instructions). Gunnar Plagge, Citibank.

Gunnar Plagge - Citibank - Analyst

Yes hello. Thanks for taking my question. I was wondering to what extent this deal actually changes the scope of talent management. You can think probably about talent management as a $5 to $10 application that an employee uses every six months, but if you think about the complex relationship between employees and companies, performance measurement could be substantially differentiated a couple of years from now. So maybe for Lars and also for Jim and Bill, to what extent does this deal really change the scope how you can do talent management in a couple of years? I have a follow-up. Thank you.

Lars Dalgaard - SuccessFactors - CEO

I think there’s an extremely unique opportunity here to leverage not only all the experience that SAP has for their 15,000 HCM customers but also there is a lot of core ways of operating in businesses today, with mobile devices becoming as ubiquitous as they are, that we haven’t seen applications do before. We want to be there first and we want to build those type of applications out.

So personally I am extremely excited to speak a lot to the SAP customer base, and get very close to what they are looking for in the future. I think there’s a real transformation possible that hasn’t happened today and a connection with applications that is extremely excited that we want to get to first.

Gunnar Plagge - Citibank - Analyst

As a follow-up, just briefly, what are you telling clients who might consider purchasing sales of demand at this point, and are kind of waiting for a new roadmap following this major deal in this space? What do you tell them in order to avoid kind of a loss of momentum in business?

Jim Hagemann Snabe - SAP AG - Co-CEO

Jim here. I’ll take that. I actually see the opposite happening, an increase of momentum. We’ve seen how with this acquisition SAP is very committed to the cloud. We believe we have the right approach with line a business solutions that are next generation type like SuccessFactors has proven in HCM and like our sales on-demand has been designed from SAP. Both of them with the integration to the backend ERP and CRM creates a next-generation line of business solutions where we feel very, very confident. So I actually believe that what will happen with this deal is that we will see an acceleration of the line of business solutions we already have in SAP, first of all because customers see our commitment; secondly, they realize there is a next generation application opportunity; and thirdly because they see how the DNA of SuccessFactors adds to SAP’s ability to bring these solutions to market in new ways.

Gunnar Plagge - Citibank - Analyst

Thanks a lot.

Operator

Phil Winslow, Credit Suisse.

Phil Winslow - Credit Suisse - Analyst

Thank you, congratulations to everyone on the call for this deal. Just a question to Bill first. Bill, when you think about what you guys talked about as the sales on-demand, procurement on-demand and various lines of on-demand line of businesses, and then obviously bringing in SuccessFactors for talent management in HCM, how do you sort of balance, in your mind, the idea of organic development versus acquisitions just in terms of time-to-market, customer values?

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Then one quick one for Jim as well. Jim, when you think about integrating SuccessFactors, back into the on-premise SAP HCM systems, what are the steps we should really look for to evaluate the SuccessFactors? Thanks.

Bill McDermott - SAP AG - Co-CEO

So thanks very much for the question. First on organic versus acquisitions, we’re going to remain an organic growth company primarily, but where there is an opportunity, a crown jewel in the market like SuccessFactors, and it can be a substantial catalyst to helping us become that cloud powerhouse we envision SAP becoming, you make the move. This is the best asset in the market, the best leader in the industry with a committed team and a tremendously motivated workforce and loyal clients.

One of the things that we were also attracted by is SuccessFactors has a 14% penetration rate in the SAP account base. Alternatively, in the Oracle base, they have a 35% penetration rate. If you ask Lars and his team, they’ll say it’s just hard to sell against SAP. We know that. People come into our account base as a house of pain. But with our two sales forces working synergistically, we knew this was an adrenaline shot to radically grow in an area where customers really want a cloud-based solution.

So don’t count on us changing our philosophy. This was just a really unique gem of an opportunity and we took immediate action on it.

Jim Hagemann Snabe - SAP AG - Co-CEO

Let me comment on the integration to the backend. We obviously believe that, while customers seek these line of business solutions, they have an increasing pain from the fact that they are not integrated to the backend, which means you don’t support the interim process. SuccessFactors has been successful in integrating to various different systems in the market, including SAP. The fact that we have 15% of our installed base with a combined offering proves to you how valuable this combined offering is. The customers have already made choices like Siemens, like Hilde. I think that is the best recognition we can get from the market. The customers want this combination.

The benefit is we will now be making that integration happen out-of-the-box, which means it gets even better, easier, and cheaper to run the combined solution set. That’s our commitment.

So how would we see this evolve? I think the best way to see that is how we will be able to upsell to our installed base and other HR systems out there and reduce the cost of doing the integrated end-to-end processor through our commitment for consistency.

Operator

[Joseph Bose], Exane BNP Paribas.

Joseph Bose - BNP Paribas/Exane - Analyst

Good morning. Thank you for taking my call. Congratulations on the deal and the embrace of the public cloud.

Just a couple of quick questions on the product strategy going forward. The first one is what is the role of HANA as a platform going forward, specifically if you still plan to rewrite all your product portfolio to run on top of it now?

The second would be what will be your cloud platform going forward? Is it going to be based around success cloud, the HANA platform or Business ByDesign as it’s suggesting in (inaudible) just a month ago?

Finally what sort of roadmap are you going to offer to the legacy installed base? Presumably, you’ll be offering some of SAP fusion app to ensure that they stay with you, but if you could just (inaudible) a little bit on that, that would be great. Thank you.

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Vishal Sikka - SAP AG - Board Member, CTO

Perhaps, Jim, I can address this.

First of all, the British Foundation of (inaudible) Technology (inaudible) is timeless offer which is the principal of nondestructive evolution. And we believe that we can evolve our entire product portfolio around this (inaudible) evolution, and bringing in technologies, even disruptive technologies like HANA, mobility and telecomputing, into our product portfolios nondestructively. That is the philosophy.

HANA itself is an asset compliant actuarial-based database. Any application that speaks (inaudible) can speak to HANA. However, when you look at the ability that, the revolutionary ability inside HANA to process massive amounts of data extremely fast with the in-memory column (inaudible) processing, VPN opportunity to tremendously simplify and accelerate even the existing applications nondisruptively, and we have demonstrated this over the [bulk] of the year. So our technology strategy, our platform strategy is quite straightforward. HANA is at the base as the next-generation data layer for the entire data processing of all applications.

On top of this, we have two application platforms at the core suite applications, Business ByDesign-based applications, and for the Edge, the Java-based platform as a service. And SuccessFactors fits perfectly into that. So over time, we expect to stay perfectly loyal to this roadmap that we have articulated over the year and bring the power of SuccessFactors and of mobility and HANA to every application in our customer (inaudible) whether it is on-premise or on-demand.

Operator

Bill Kutik, HR Executive Magazine.

Bill Kutik - HR Executive Magazine - Analyst

Hi, thanks for taking the call. I don’t know how fine-grained you want to get, but within the HR community, the largest question is will SuccessFactors, one, continue to build out Employee Central and offer a true end-to-end solution?

Two, whether moving forward SuccessFactors will focus its time, energy, and money primarily on serving the SAP market or continue to be a general talent management vendor to whoever wants to buy them?

Bill McDermott - SAP AG - Co-CEO

Maybe I could start out with this answer, then I welcome Lars’ commentary as well. We just want to be very clear. SuccessFactors is an independent SAP company run by the founder and CEO, Lars. His management, his people still look to him to continue to expand that footprint, that business, the same way he has been doing now for ten years as the fastest growing cloud business on the planet. We are not getting in the way of that.

On the contrary, as Jim said, we are actually having Lars run the SAP cloud and we are having him bring that cloud DNA to SAP. So things like Employee Central full speed ahead, and we’ll take the DNA from SuccessFactors and bring that to the SAP cloud, and all the motions that we intend to take to the market as we ambitiously go after the cloud business and become the number one in the cloud. It’s just a matter of what year we get it done.

Lars, what would you like to add?

Lars Dalgaard - SuccessFactors - CEO

I’d say I would be confident enough to say that we want to accelerate our investment in Employee Central aggressively. I can’t think of a better place to come and get domain knowledge, and expertise, than at SAP. I’m actually extremely excited when I’m allowed to meet with all of those people, and dig very deep and connect them with all of our people and then accelerate Employee Central.

Then I would say the opportunity is just to attract, to not approach both SAP’s existing customers, 170,000, which we are extremely excited to have the opportunity to have sort of RevPAR relative to them. And then we definitely don’t want to stop there and as well we’ve already talked about this morning, Bill, there is a lot of opportunity for expanding inside of the [established] database area, and there’s a lot of other areas of this market that haven’t been penetrated by SAP that we want to. So (multiple speakers)

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Bill Kutik - HR Executive Magazine - Analyst

If I could follow-up just one thing, Lars. Does the combination of Employee Central and your talent management suite become a potential replacement for the on-premise R/3 HCM that SAP has right now?

Lars Dalgaard - SuccessFactors - CEO

I think it does. It’s the customer’s choice. I think it’s very clear. One thing that’s exciting to see is how there’s a new spring afoot at SAP with this brand-new leadership of 22 years old. I think one of the most impressive things when I decided to look at whether I wanted my employees to go this way and our customers to go this way was for instance that their own employee survey is positively up 20%. It’s those types of things that are nonnegotiable that’s going on at this company.

The way we’ve been able to communicate in the time that we’ve known each other is extremely encouraging to me. We’ve already settled and solved very many questions that we are all very clear on. There is a degree and understanding of cooperation that I wouldn’t have anticipated when I didn’t know what I know today. So there’s a lot going on here at this company that is surprising, but it’s also exciting. It’s motivating. I tell all my friends that I don’t think I’ve ever learned at the speed that I’m learning at right now. It’s extremely exciting. Our employee base at SuccessFactors, the word I hear the most is “wow”. I hear it consistently. I hear it everywhere. Everybody is focused on what this opportunity is and what it could be for all of us globally.

Stefan Gruber - SAP AG - VP IR

We have time for two more questions.

Operator

Neil Steer, Redburn.

Neil Steer - Redburn Partners - Analyst

Yes, thanks very much. My question follows on from an earlier question which is if you look at the value proposition, as it were, as measured by the revenue per subscriber per year from the SuccessFactors business, it’s clearly at, in absolute terms, at a fairly low level. I suspected a much lower level than the subscription revenues annually that some of the line of business applications in particular Business ByDesign is designed to generate for SAP at the moment.

With that being the case, how does that different value proposition actually start to play in terms of the selling process and just taking SuccessFactors and trying to migrate up and sell what may be technically more complicated products to customers?

Bill McDermott - SAP AG - Co-CEO

Yes, very good question. A couple of things that you have to put into the model is how many addressable users per establishment you can reach with SuccessFactors. It’s quite fascinating when you look at some of the largest companies in the world running SuccessFactors, companies like Procter & Gamble and Siemens and Hilde and others — and I don’t want to use their names without their permission — where all the employees from the janitor to the CEO run SuccessFactors. So there’s a massive opportunity to get all the people in the world on SuccessFactors. We think the addressable audience between SAP and non-SAP is 1 billion users. As we stated in our strategy, we intend to get 1 billion people using and loving SAP on their mobile device or on their desktop.

The other piece that’s quite interesting is we have been building out line of business solutions for HCM and other categories at SAP for some time now. We actually think we can teach the SuccessFactors salesforce how to take some of the rich SAP content for the line of business executive and leverage that as well. So this is going to be a bilateral process where we can synergize the coverage model, the marketing campaigns, the multichannel strategy, and the sales efforts in such a way that the customer gets the choice Lars talked about and get the best from both, and we can really, really reach more and more consumers that way. That’s our plan.

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Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Neil Steer - Redburn Partners - Analyst

Just a point of clarification. Obviously this is a cash purchase. Is there any kind of a noncompete or a lock-in at the senior management that is part of this purchase?

Bill McDermott - SAP AG - Co-CEO

Yes, I’ll just handle that right out of the gates. Absolutely, we have the right retention procedures in place. I think the key signal should obviously be, when Jim said Hasso Plattner, the Chairman of the Supervisory Board of SAP AG, also the founder of the Company, is recommending that Lars become a Board member, I think was stating our case clearly that this acquisition was always about leadership, management team, people, and revenue synergy, and we have plans in place to keep everybody.

Neil Steer - Redburn Partners - Analyst

Thank you.

Lars Dalgaard - SuccessFactors - CEO

I’ll add one thing to that, which is what I have going on unanimously from our entire management team is a thing you can’t buy for money, which is a passion and love for the game and a wanting to be at SAP. Everybody feels this is the biggest thing that’s happened in their career, and the emotion of the e-mails and the communications, (inaudible) twitters I get is completely overwhelming. You can’t buy that for money.

Bill McDermott - SAP AG - Co-CEO

I don’t think I’m speaking out of school when you, Jim, and I have been interacting over the weekend to say that there is a real cultural match here. There’s a real customer centricity and there is a real people passion in both companies in the way they are led that’s really unbelievable right now.

Stefan Gruber - SAP AG - VP IR

Let’s take the final question now.

Operator

Karl Keirstead, BMO Capital Markets.

Karl Keirstead - BMO Capital Markets - Analyst

Thank you. I’d like to direct my question to Lars. I guess what I’d like to hear —

Lars Dalgaard - SuccessFactors - CEO

Hey Karl, how you doing?

Karl Keirstead - BMO Capital Markets - Analyst

I’m going to miss the passion on your earnings calls.

FINAL TRANSCRIPT

Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

Lars Dalgaard - SuccessFactors - CEO

Yes, I am too.

Karl Keirstead - BMO Capital Markets - Analyst

I wanted to ask you, your stock was just $40 seven months ago, and so I’d just love to ask you why you are a seller. Did you see anything change in the environment that led you to believe that a combination with SAP is more compelling than going it alone? Thank you.

Lars Dalgaard - SuccessFactors - CEO

Thank you very much. We definitely had a lot of our investors feel that we could become a $100 stock. That’s a confidence of the Company that there is no doubt that we’d get there at one time.

At this point in our life, first of all, Bill just did a hell of a sales job when he came and met me. And it was extremely compelling. Then being with Hasso for 4.5 hours in Bermuda was very convincing. Hasso is a man that you just want to meet in your life. What an honor to meet a guy that’s built the world’s biggest business application location company. Spent 4.5 hours with him, and Bill in Bermuda. It was so incredibly strong mentally, physically and everything, in a way thinking you can change the planet a whole different way than I’ve ever seen or heard before. There’s a reason this company became so great.

I’d say the work that [Jim Mackie] did on the business develop side really showed me that there is a real path here for our company that is bigger than anything I’d ever imagined.

Then finally, spending a lot of time with Jim (inaudible) where we really went into some real depth, myself, on mobility, thoughtfulness and insight into the business, but also from all of them a true understanding of what this can be. And then when we spent the time in Palo Alto with the Michel and his team, and Michel went from the back of the room formally sitting in a chair to moving all the way up to the front (inaudible) and I, we all sat there and huddled and sat and looked at the code and the opportunity for Sprint (technical difficulty) with HANA and it was just a match made in heaven. I realized, wow. We are being invited to go and see 170,000 customers with what we have built tomorrow, not in five years, tomorrow. We are being invited to take their best engineers, their best apps, their best domain expertise, the deepest areas that we don’t even understand in Silicon Valley, nobody’s even [be able to] been there, they’re the only ones who have gone so far, and we get to help them and us to build in the cloud. It’s now we can accelerate our roadmap this fast, it’s just too attractive. That’s what all of our employees see, and that’s why this is something we have to do now.

Karl Keirstead - BMO Capital Markets - Analyst

Thank you. Good luck.

Jim Hagemann Snabe - SAP AG - Co-CEO

Thank you very much for the closing remarks. This completes our conference call for today. Thank you all for joining and good-bye.

Operator

This concludes today’s SAP conference call. Thank you for participating. You may now disconnect.

FINAL TRANSCRIPT

Dec 05, 2011 / 02:00PM GMT, SAP.DE - SAP AG to Accelerate Cloud Strategy with Agreement to Acquire SuccessFactors Conference Call (Second)

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